UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

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FORM SD

Specialized Disclosure Report

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Applied Optoelectronics, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-36083	76-0533927
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

13139 Jess Pirtle Blvd.

Sugar Land, TX 77478

(Address of principal executive offices and zip code)

David C. Kuo, General Counsel and Secretary

(281) 295-1800

(Name and telephone number, including area code of the person to contact in connection with this Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

This Form SD of Applied Optoelectronics, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2016 to December 31, 2016.

Certain Conflict Minerals (as defined in paragraph (d)(3) of Item 1.01) are necessary to the functionality or production of certain products manufactured by the Company. We conducted in good faith a Reasonable Country of Origin Inquiry (RCOI) on the source of our Conflict Minerals for 2016. Based on the responses to our RCOI, we have reason to believe that, during the period covered by this report, certain of such Conflict Minerals likely originated in the Democratic Republic of the Congo (the “DRC”) and/or one or more of the countries that share an internationally recognized border with the DRC. Accordingly, the Company has prepared a Conflict Minerals Report, a copy of which is attached hereto as Exhibit 1.01. The Conflict Minerals Report is also publicly available on the Company’s website at http://ao-inc.com/about-our-company/global-compliance. The Company is filing its Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016 as Exhibit 1.01 to this report as required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 26, 2017	APPLIED OPTOELECTRONICS, INC.

	By:	/s/ David C. Kuo
	Name:	David C. Kuo
	Title:	General Counsel and Secretary